Mail Stop 6010

      							July 14, 2005

Scott L. Glenn
Chief Executive Officer and President
Planet Technologies, Inc.
6835 Flanders Drive, Suite 100
San Diego, California 92121

Re:	Planet Technologies, Inc.
	Amendment No. 1 to
	Preliminary Schedule 14A
      Filed June 30, 2005
      File No. 0-26804

   Form 10-KSB for the year ended December 31, 2004
	File No. 0-26804

Dear Mr. Glenn:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Schedule 14A/A-1

General
1. It does not appear that the Company`s response letter, dated
June
30, 2005, has been filed on the EDGAR database. Please file this letter on EDGAR under the form type label "CORRESP" as soon as possible or, if applicable, advise us that this filing has already been made.
2. We note your inclusion of the "Key to SEC Comments" in the June
30
response letter, which cross-references our numbered comments to the relevant changed pages in the revised Proxy Statement. While this key is extremely helpful, please consider including complete written responses to all of our comments in your next response letter. Although not required, it is our experience that written responses to each of our comments explaining the company`s position and describing the extent of any revisions to the filing greatly facilitate the review process and in many cases may obviate the need for further comment.
3. We note your response to comment 4 of our prior letter dated
May
26, 2005 and the associated revisions to your proxy statement disclosure. Please note, however, that Item 13(c) of Schedule 14A relates only to information required by paragraph (a) of Item 13. This includes financial information, management`s discussion and analysis of financial condition, changes in and disagreements with accountants and so on, but does not include agreements and plans of merger or portions of state statutes. Note, further, that Items 13(b)(1) and (2) of Schedule 14A specifically contemplate only the incorporation by reference of information contained in previously filed public documents. Also, Instruction D. to Schedule 14A states,
"Information may be incorporated by reference only in the manner and to the extent specifically permitted in the items of this schedule."
Accordingly, please delete your reference to Exhibits "C" and "D" at the bottom of page 47, as these may not be incorporated by reference into the Proxy Statement.
4. We note your response to comment 6 of our prior letter and the associated revisions to your proxy statement disclosure. Notwithstanding your revisions, however, there still appears to be references to the Asset Purchase Agreement (page v) and the purchase of assets and liabilities of ACP (page 13). Therefore, we reissue the comment. Please revise the proxy statement as necessary on the pages cited and elsewhere to the extent that there is any confusion concerning whether the transaction with ACP is a merger or an asset purchase agreement.
5. We note our prior Comment 7 and your response. Article 6.03 and
The disclosure you have added on page 19 of the proxy statement indicate that you have agreed to register the issuance of common stock in the merger to Mr. Dawson. However, it appears that the registration statement of the sale of the common stock will not occur until after the shares are issued to Mr. Dawson at the effective time. It does not appear to us that you can register the primary issuance of the shares to Mr. Dawson after those shares have been issued to him. Alternatively, it appears that you may be able to register the resale of the shares issued to Mr. Dawson in the merger, after the effective time. Supplementally, please advise us as to whether you plan to register the primary issuance of stock to Mr. Dawson or the resale of stock by him, and provide corresponding disclosure in the proxy statement.

Summary Term Sheet, pages iii-vi
6. We note your response to comment 10 of our prior letter and the associated revisions to your proxy statement disclosure. Notwithstanding your revisions, however, we reissue the comment in its entirety. The summary of the Proposal 2 on revised page v and the discussion of voting rights on page 1 now appear to avoid any mention of the proxy holders` discretionary power to cumulate votes, but the body of the proxy statement nevertheless continues to include this statement on page 32. As we previously commented, this disclosure on page 32 suggests that proxy holders may, at their choosing, decide to cast the proxy granters` votes for directors in whatever proportion the proxy holders determine.
Please revise to make your disclosure on page 32 and elsewhere consistent with the rest of the proxy statement by deleting this reference to discretionary cumulative voting on the part of proxy holders on page 32. In the alternative, please confirm supplementally by written response, providing reasoning which supports your apparent conclusion, that California corporate law allows this grant of discretionary authority over cumulative voting.
If you opt for this alternative, please make clear in your disclosure on page 32 and elsewhere as appropriate (including the proxy card) that shareholders are conferring this right upon the proxy holders and explain that, unless instructed otherwise, proxy holders may allocate their cumulated votes for the director nominees in whatever proportion they choose, name the proxy holders as part of this disclosure and state their intentions as to voting such proxies.
7. We note your response to comment 12 of our prior letter and the associated revisions to your proxy statement disclosure. However, there appears to be a discrepancy between the number of options granted to officers and directors under the 2000 Stock Option Plan as described on page v (i.e., options for 125,000 shares, exclusive of the options for 100,000 shares granted to Edward Steube) and the number of options granted under the 2000 Plan as described in the table on page 43 (i.e., options for 226,043 shares, exclusive of the options for 100,000 shares granted to Mr. Steube). Please revise this discrepancy or provide us with an explanation.

Introduction, pages 1-2

Voting Rights and Outstanding Shares, page 1
8. We note your response to comment 14 of our prior letter and the associated revisions to your proxy statement disclosure. As was the case with the previous version of the proxy statement, you disclose in the Introduction that "abstentions will be counted towards the tabulation of votes cast on proposals presented to the shareholders and will have the same effect as negative votes." It appears that you have revised your disclosure on pages iii and 2 to the effect that the vote required for approval of Proposals 3 and 4 is the affirmative vote of a majority of the shares represented and voting, either present in person or represented by proxy. Likewise, on page
46, you state that abstentions and broker non-votes will not be counted for purposes of determining whether or not Proposal 4 has been approved. It appears that the vote required for approval of Proposals 3 and 4 is the affirmative vote of a majority of the shares represented and voting, rather than the affirmative vote of a majority of the shares represented. If this is indeed the correct standard for approval of Proposals 3 and 4, it seems to us that abstentions would have no effect on approval, rather than the same effect as negative votes. As to each proposal, throughout the proxy statement, please revise to make consistent the language concerning the effect of abstentions and broker non-votes. See Item 21(b) of
Schedule 14A.

Risk Factors, pages 5-12

General

9. Please revise this section so that your risk factor headings are all in the same font and style of the headings that appear on pages 8 through 12. The headings that appear on pages 5 through 8 in the first half of this section appear in all capital letters, which is inconsistent with the remainder of your Risk Factors section.

Risk Factors Associated with the Merger, pages 5-8

10. We note your response to comment 61 of our prior letter and the associated revisions to your proxy statement disclosure. Notwithstanding your changes, we reissue the comment in part. Our prior comment 61 requested that you also disclose whether any third party has indicated its intention to terminate its agreement with either company or to defer or delay a decision affecting its agreement with either company in response to the contemplated transactions. Also, if the merger will trigger any change of control or similar provisions in contracts of either company which could have a material effect on the combined company, you should discuss them in your Risk Factors section and quantify the effect(s) to the extent possible.

"The Company and ACP may waive one or more of the conditions to the
Merger . . .," pages 6-7

11. We note your response to comment 65 of our prior letter and the associated revisions to your proxy statement disclosure. Notwithstanding your changes, we reissue the comment in part. Please clarify the nature of the risk to shareholders if the parties waive one or more of the conditions to the merger, and the board decides not to resolicit shareholder approval.

Risk Factors of the Merged Company, pages 8-12
"We may require additional capital n the future . . .," page 9

12. We note your response to comment 50 of our prior letter and the associated revisions to your proxy statement disclosure on page 13 in the section entitled "Reasons for the Merger." However, our comment asked that you expand the risk factor to quantify the working capital deficit. Please make this change.
13. In addition, our prior comment 50 requested that you revise the disclosure to state that the combined company will require additional capital in the future and describe generally how the company met its capital needs in the past. Please make these changes as well.

"Any inability to adequately retain or protect our employees . .
..,"
page 10
14. Please delete the risk factor on page 12 entitled "The departure of key personnel . . .," as this appears redundant with the risk factor that you have already included on page 10.

"Future sales of our common stock . . .," pages 11-12
15. We note your response to comment 86 of our prior letter and the associated revisions to your proxy statement disclosure. Please clarify, in the sentence that begins "Certain officers and directors of the Company hold options" at the top of page 12, that the shares underlying these options are in addition to the 1,955,397 shares of common stock outstanding at December 31, 2004.

Proposal 1 - The Merger, pages 13-32
16. We note your response to comment 20 of our prior letter. In addition to the materials already provided, please include copies of the Schedules to the Agreement and Plan of Merger with your next response letter.
17. We note your response to comment 23 of our prior letter and the
associated revisions to your proxy statement disclosure. Notwithstanding your revisions, we reissue the comment in part. Your disclosure, in its current form on page 13, does not clearly indicate
the amount of debt Mr. Dawson will forgive in exchange for the
$1.5
million payment in connection with the merger. Please revise to disclose the amount of money ACP owes to Mr. Dawson. The wording, "represents payment in full," is not necessarily indicative of this amount, as it merely reflects the fact that Mr. Dawson has agreed to accept the consideration as payment in full for the obligations owed to him by ACP. In addition, we note that any changes that make in response to this comment will likely also impact your disclosure on page 16 in the last bullet point under the title "Completion of the
Merger," as it relates to the same subject matter.

Reasons for the Merger, pages 13-14
18. We note your response to comment 24 of our prior letter and the associated revisions to your proxy statement disclosure.
Nevertheless, it appears that very little of this section has changed in response to our comment. Therefore, we reissue the comment in its entirety.

Background and Negotiations Related to the Merger, pages 14-15

19. We note your response to comment 27 of our prior letter.
However, we were unable to locate the supplementary non-public information to which you refer. Accordingly, we reissue the comment in full.

Dissenters` Rights, page 17
20. We note your response to comment 15 of our prior letter and the associated revisions to your proxy statement disclosure. In addition to these changes, please include instructions describing what must be stated in a dissenting shareholder`s demand for purchase. Refer to paragraph (c) of Section 1301 of the California Corporations Code. Please be advised that you may not incorporate the contents by reference to the Sections 1300 through 1312 of the California Corporations Code. Rather, you are required to disclose in the body of the Proxy Statement all of the key provisions of these sections sufficient to enable a dissenting shareholder to exercise its right to demand payment of its shares from the Company. This discussion should include mention of the timing and deadlines applicable to each step in the process.

The Agreement and Plan of Merger, pages 17-19
21. We note your response to comment 33 of our prior letter and the associated revisions to your proxy statement disclosure. Notwithstanding your revisions, we reissue the comment in part. Your statement that this section is a "summary of the [sic] some of the material terms of the Agreement and Plan of Merger" is not appropriate. Instead, your disclosure should include all of the material terms of the Agreement and Plan of Merger. Please revise accordingly.

Planet Technologies Statements of Operations, page B-32

22. We noted your response to our comment 82 and we reissue our
comment. Please confirm 	that the fair value and not nominal value
of
the President/CEO and Chairman of the 	Board has been used in
determining compensation expense in the financial statements.

*	*	*

	As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	You may contact Sasha Parikh at (202) 551-3627 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Greenspan, Attorney-Advisor, at (202) 551-3623, Michael Reedich, Special Counsel, at (202) 551-3612, or me at (202) 551-3710 with any
other questions.

								Sincerely,




								Jeffrey Riedler
      							Assistant Director


cc:	Reggie F. Borkum, Esq.
	Bob Blanchard, Esq.
Blanchard, Krasner & French
	800 Silverado Street, Second Floor
La Jolla, CA 92037


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Scott L. Glenn
Planet Technologies, Inc.
July 14, 2005
Page 1